SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
(Rule 13d-101)

(Amendment No. 7)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 240.13d-2(a)

Northern Tier Energy LP
(Name of Issuer)

Common Units, no par value
(Title of Class of Securities)

665826103
(CUSIP Number)

Ronald Cami Vice President TPG Global, LLC 301 Commerce Street, Suite 3300 Fort Worth, TX 76102 (817) 871-4000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 12, 2013
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. 

Note.            Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 9 Pages)

______________________

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 665826103	13D	Page 2 of 9 Pages

1		NAMES OF REPORTING PERSONS TPG Advisors VI, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (see instructions) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 0%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 665826103	13D	Page 3 of 9 Pages

1		NAMES OF REPORTING PERSONS David Bonderman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (see instructions) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 0%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 665826103	13D	Page 4 of 9 Pages

1		NAMES OF REPORTING PERSONS James G. Coulter
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (see instructions) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 0%
14	TYPE OF REPORTING PERSON IN

This Amendment No. 7 (the “Amendment”) amends and supplements the Schedule 13D filed on November 19, 2012, as amended and supplemented by Amendment No. 1 filed on November 28, 2012, Amendment No. 2 filed on January 24, 2013, Amendment No. 3 filed on February 8, 2013, Amendment No. 4 filed on May 8, 2013, Amendment No. 5 filed on May 24, 2013 and Amendment No. 6 filed on August 21, 2013 (as so amended, the “Original Schedule 13D” and, as further amended and supplemented by this Amendment, the “Schedule 13D”) by TPG Group Holdings (SBS) Advisors, Inc. and Messrs. David Bonderman and James G. Coulter with respect to the Common Units of the Issuer. Capitalized terms used in this Amendment and not otherwise defined shall have the same meanings ascribed to them in the Original Schedule 13D.

Item 4.  Purpose of Transaction

This Amendment amends and supplements Item 4 of the Original Schedule 13D by inserting the following after the last paragraph under the subheading August 2013 Resale Offering Lock-Up Agreement:

“Disposition

On November 11, 2013, NTH contributed to its wholly owned subsidiary, NT InterHoldCo LLC (“InterHoldCo”), all of its membership interests in NTE GP and all of its 35,622,500 Common Units of the Issuer (the “Subject Common Units”) and assigned to InterHoldCo all of its rights under the Registration Rights Agreement. On November 12, 2013, NTH entered into the Purchase Agreement attached hereto as Exhibit 14 (the “Purchase Agreement”) with Western Refining, Inc. (“Western”) providing for the sale by NTH, and the purchase by Western, of all the membership interests of InterHoldCo for a purchase price equal to $775,000,000 (the “Disposition”). The Disposition closed on November 12, 2013.

Pursuant to the Purchase Agreement, NTH delivered the resignations of each of Bernard Aronson, Jonathan Ginns, Michael MacDougall and Eric Liaw, effective immediately upon the closing of the Disposition, as directors of NTE GP and NTE. The Purchase Agreement also requires Western to pay to NTH the cash distribution to be made by the Issuer with respect to the Subject Common Units relating to the quarter ended September 30, 2013.

As a result of the Disposition, the Reporting Persons no longer beneficially own any Common Units of the Issuer.”

This Amendment amends and restates the last paragraph of Item 4 of the Original Schedule 13D as follows:

“References to and descriptions of the Underwriting Agreement, the Transaction Agreement, the Partnership Agreement, the Supplemental Indenture, the Registration Rights Agreement, the Lock-Up Agreement, the Resale Offering Underwriting Agreement, the Resale Offering Lock-Up Agreement, the April 2013 Resale Offering Underwriting Agreement, the April 2013 Resale Offering Lock-Up Agreement, the August 2013 Resale Offering Underwriting Agreement, the August 2013 Resale Offering Lock-Up Agreement and the Purchase Agreement set forth above in this Item 4 do not purport to be complete and are qualified in their entirety by reference to the full text of each of the Underwriting Agreement, the Transaction Agreement, the Partnership Agreement, the Supplemental Indenture, the Registration Rights Agreement, the form of Lock-Up Agreement, the Resale Offering Underwriting Agreement, the form of Resale Offering Lock-Up Agreement, the April 2013 Resale Offering Underwriting Agreement, the form of April 2013 Resale Offering Lock-Up Agreement, the August 2013 Resale Offering Underwriting Agreement, the form of August 2013 Resale Offering Lock-Up Agreement and the Purchase Agreement, which have been filed as Exhibit 2, Exhibit 3, Exhibit 4, Exhibit 5, Exhibit 6, Exhibit 7, Exhibit 8, Exhibit 9, Exhibit 10, Exhibit 11, Exhibit 12, Exhibit 13 and Exhibit 14, respectively, and are incorporated herein by reference.”

Page 5 of 9 Pages

Item 5.  Interest in Securities of the Issuer

This Amendment amends and restates the second and third paragraphs of Item 5 of the Original Schedule 13D in their entirety as set forth below:

“(a)–(b) As a result of the Disposition, the Reporting Persons no longer beneficially own any Common Units of the Issuer.”

Item 7. Material to Be Filed as Exhibits

This Amendment supplements Item 7 of the Original Schedule 13D by inserting the following paragraph after the last paragraph of Item 7 of the Original Schedule 13D:

“14.	Purchase Agreement, dated as of November 12, 2013, by and between Northern Tier Holdings LLC and Western Refining, Inc. (previously filed with the Commission as Exhibit 10.1 to Form 8-K filed by Western Refining, Inc. on November 14, 2013).”
Page 6 of 9 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  November 14, 2013

TPG Advisors VI, Inc.

By: /s/ Ronald Cami
Name: Ronald Cami Title: Vice President

David Bonderman

By: /s/ Ronald Cami
Name: Ronald Cami on behalf of David Bonderman (1)

James G. Coulter

By: /s/ Ronald Cami
Name: Ronald Cami on behalf of James G. Coulter (2)

(1)	Ronald Cami is signing on behalf of Mr. Bonderman pursuant to an authorization and designation letter dated July 1, 2013, which was previously filed with the Commission as an exhibit to a Schedule 13D filed by Mr. Bonderman on August 14, 2013 (SEC File No. 005-83906).
(2)	Ronald Cami is signing on behalf of Mr. Coulter pursuant to an authorization and designation letter dated July 1, 2013, which was previously filed with the Commission as an exhibit to a Schedule 13D filed by Mr. Bonderman on August 14, 2013 (SEC File No. 005-83906).

Page 7 of 9 Pages

INDEX TO EXHIBITS

1.	Agreement of Joint Filing by TPG Advisors II, Inc., TPG Advisors III, Inc., TPG Advisors V, Inc., TPG Advisors VI, Inc., T3 Advisors, Inc., T3 Advisors II, Inc., TPG Group Holdings (SBS) Advisors, Inc., David Bonderman and James G. Coulter, dated as of February 14, 2011 (previously filed with the Commission as Exhibit 1 to Schedule 13G filed by TPG Group Holdings (SBS) Advisors, Inc., David Bonderman and James G. Coulter on February 14, 2011).
2.	Underwriting Agreement, dated July 25, 2012, by and among Northern Tier Energy LP, Northern Tier Energy LLC, Northern Tier Energy GP LLC, Northern Tier Energy Holdings LLC and Goldman, Sachs & Co., Merrill Lynch, Pierce, Fenner & Smith Incorporated and Barclays Capital Inc., as representatives of the several underwriters (previously filed with the Commission as Exhibit 1.1 to Form 8-K filed by Northern Tier Energy LP and Northern Tier Energy LLC on July 30, 2012).
3.	Transaction Agreement, dated July 25, 2012, by and among Northern Tier Holdings LLC, Northern Tier Energy GP LLC, Northern Tier Energy LLC, Northern Tier Energy Holdings LLC, Northern Tier Retail Holdings LLC and Northern Tier Energy LP (previously filed with the Commission as Exhibit 10.1 to Form 8-K filed by Northern Tier Energy LP and Northern Tier Energy LLC on July 30, 2012).
4.	First Amended and Restated Agreement of Limited Partnership of Northern Tier Energy LP, dated July 31, 2012 (previously filed with the Commission as Exhibit 3.1 to Form 8-K filed by Northern Tier Energy LP on August 2, 2012).
5.	Supplemental Indenture, dated as of November 2, 2012, by and among Northern Tier Energy LLC, Northern Tier Finance Corporation, the subsidiary guarantors party thereto and Deutsche Bank Trust Company Americas, as trustee and collateral agent (previously filed with the Commission as Exhibit 4.1 to Form 8-K filed by Northern Tier Energy LP and Northern Tier Energy LLC on November 6, 2012).
6.	Amended and Restated Registration Rights Agreement, dated July 31, 2012, by and among TPG Refining, L.P., ACON Refining Partners, L.L.C., NTI Management Company, L.P., NTR Partners LLC, NTR Partners II LLC, Northern Tier Investors, LLC, Northern Tier Holdings LLC and Northern Tier Energy LP (previously filed with the Commission as Exhibit 4.1 to Form 8-K filed by Northern Tier Energy LP on August 2, 2012).
7.	Form of Lock-Up Agreement, by and among each of Northern Tier Holdings LLC, Northern Tier Energy GP LLC and certain directors and officers of Northern Tier Energy GP LLC and Goldman, Sachs & Co., Merrill Lynch, Pierce, Fenner & Smith Incorporated, and Barclays Capital, Inc., as representatives of the several underwriters (previously filed with the Commission as Exhibit 7 to Schedule 13D/A filed by TPG Group Holdings (SBS) Advisors, Inc., David Bonderman and James G. Coulter on November 28, 2012).
8.	Underwriting Agreement, dated January 17, 2013, by and among Northern Tier Energy LP, Northern Tier Energy LLC, Northern Tier Energy GP LLC, Northern Tier Energy Holdings LLC, Northern Tier Holdings LLC and Barclays Capital Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Goldman, Sachs & Co., Citigroup Global Markets Inc. and UBS Securities LLC, as representatives of the several underwriters (previously filed with the Commission as Exhibit 1.1 to Form 8-K filed by Northern Tier Energy LP on January 22, 2013).
9.	Form of Lock-Up Agreement, by and among each of Northern Tier Holdings LLC, Northern Tier Energy GP LLC and certain directors and officers of Northern Tier Energy GP LLC and Barclays Capital Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Goldman, Sachs & Co., Citigroup Global Markets Inc. and UBS Securities LLC, as representatives of the several underwriters (previously filed with the Commission as Exhibit 9 to Schedule 13D/A filed by NTI GenPar, LLC, Northern Tier Investors LP and Northern Tier Investors, LLC on January 24, 2013).
Page 8 of 9 Pages

10.	Underwriting Agreement, dated April 30, 2013, by and among Northern Tier Energy LP, Northern Tier Energy LLC, Northern Tier Energy GP LLC, Northern Tier Energy Holdings LLC, Northern Tier Holdings LLC and Barclays Capital Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Goldman, Sachs & Co., Citigroup Global Markets Inc., Credit Suisse Securities (USA) LLC and UBS Securities LLC, as representatives of the several underwriters (previously filed with the Commission as Exhibit 1.1 to Form 8-K filed by Northern Tier Energy LP on May 1, 2013).
11.	Form of Lock-Up Agreement, by and among each of Northern Tier Holdings LLC, Northern Tier Energy GP LLC and certain directors and officers of Northern Tier Energy GP LLC and Barclays Capital Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Goldman, Sachs & Co., Citigroup Global Markets Inc., Credit Suisse Securities (USA) LLC and UBS Securities LLC, as representatives of the several underwriters (previously filed with the Commission as Exhibit 11 to Schedule 13D/A filed by NTI GenPar, LLC, Northern Tier Investors LP and Northern Tier Investors, LLC on May 8, 2013).
12.	Underwriting Agreement, dated August 14, 2013, by and among Northern Tier Energy LP, Northern Tier Energy LLC, Northern Tier Energy GP LLC, Northern Tier Energy Holdings LLC, Northern Tier Holdings LLC and Barclays Capital Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Goldman, Sachs & Co., Citigroup Global Markets Inc., Credit Suisse Securities (USA) LLC and UBS Securities LLC, as representatives of the several underwriters (previously filed with the Commission as Exhibit 1.1 to Form 8-K filed by Northern Tier Energy LP on August 15, 2013).
13.	Form of Lock-Up Agreement, by and among each of Northern Tier Holdings LLC, Northern Tier Energy GP LLC and certain directors and officers of Northern Tier Energy GP LLC and Barclays Capital Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Goldman, Sachs & Co., Citigroup Global Markets Inc., Credit Suisse Securities (USA) LLC and UBS Securities LLC, as representatives of the several underwriters (previously filed with the Commission as Exhibit 13 to Schedule 13D/A filed by NTI GenPar, LLC, Northern Tier Investors LP and Northern Tier Investors, LLC on August 21, 2013).
14.	Purchase Agreement, dated as of November 12, 2013, by and between Northern Tier Holdings LLC and Western Refining, Inc. (previously filed with the Commission as Exhibit 10.1 to Form 8-K filed by Western Refining, Inc. on November 14, 2013).

Page 9 of 9 Pages